UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BFC Financial Corporation

(Name of Issuer)

Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

055384101

(CUSIP Number)

Alan B. Levan

401 E. Las Olas Blvd., Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055384101

(1)	Names of reporting persons I.R.E. Properties, Inc. (I.R.S. No. 59-1399725)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 561,017
	(8)	Shared voting power 0
	(9)	Sole dispositive power 561,017
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 561,017
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 7.7%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 055384101

(1)	Names of reporting persons Levan Enterprises, Ltd. (I.R.S. No. 65-0891608)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 146,865
	(8)	Shared voting power 3,273,797
	(9)	Sole dispositive power 146,865
	(10)	Shared dispositive power 3,273,797
(11)	Aggregate amount beneficially owned by each reporting person 3,420,662
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 46.2%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 055384101

(1)	Names of reporting persons Florida Partners Corporation (I.R.S. No. 59-2354501)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 133,314
	(8)	Shared voting power 0
	(9)	Sole dispositive power 133,314
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 133,314
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 1.8%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 055384101

(1)	Names of reporting persons Levan BFC Stock Partners LP (I.R.S. No. 20-4185196)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,019,456
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,019,456
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,019,456
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 27.6%
(14)	Type of reporting person (see instructions) PN

Amendment to Schedule 13D

This Amendment to Schedule 13D (this “Amendment”) is being filed by the above-referenced reporting persons (the “Reporting Persons”) to amend the Amended and Restated Schedule 13D filed on December 14, 2007 (the “2007 Schedule 13D”) relating to the Class B Common Stock, par value $0.01 per share, of BFC Financial Corporation, a Florida corporation (“BFC”). The Reporting Persons are filing this Amendment in connection with their entry into the Stock Option Agreement described in Item 6. In addition, Levan BFC Stock Partners LP (“Levan BFC Stock Partners”) is being added as a Reporting Person in this Amendment, and Item 2 is hereby amended in connection therewith as set forth below. Item 5 and the tables on the preceding pages are also amended hereby to reflect the Reporting Persons’ and Alan B. Levan’s current holdings of BFC’s Class B Common Stock, which includes the shares of BFC’s Class B Common Stock owned by John E. Abdo that, by virtue of the Shareholders Agreement described in Item 5, Levan Enterprises, Ltd. and Mr. Alan Levan may be deemed to beneficially own. The Stock Option Agreement did not change or otherwise impact the Reporting Persons’ or Mr. Alan Levan’s holdings in BFC’s Class B Common Stock.

BFC’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 2. Identity and Background

Levan BFC Stock Partners is a Delaware limited partnership of which Levan Management LLC (“Levan Management”), a Delaware limited liability company, is the sole general partner. A trust controlled by Alan B. Levan is the sole member of Levan Management. Mr. Alan Levan is the Chairman, Chief Executive Officer and President of BFC. Mr. Alan Levan is the sole executive officer of Levan Management. Levan BFC Stock Partners and Levan Management have no operations and their sole assets are their direct or indirect ownership of shares of BFC’s Class B Common Stock. The principal executive offices of Levan BFC Partners and Levan Management are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301. During the last five years, neither Levan BFC Stock Partners or Levan Management (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding the other Reporting Persons and Mr. Alan Levan is set forth in the 2007 Schedule 13D.

Item 5. Interest in Securities of the Issuer

The Reporting Persons and and, to the best of their knowledge, Mr. Alan Levan, beneficially own shares of BFC’s Class B Common Stock as follows:

Name of Beneficial Owner	Notes	Class B Common Stock Ownership	Percent of Class B Common Stock
I.R.E. Properties, Inc.	(1)	561,017	7.7%
Levan BFC Stock Partners LP	(1)	2,019,456	27.6%
Levan Enterprises, Ltd.	(1,3)	3,420,662	46.2%
Florida Partners Corporation	(1)	133,314	1.8%
Alan B. Levan	(1,2,3)	6,521,228	87.0%

(1)	Levan BFC Stock Partners is a limited partnership of which Levan Management is the sole general partner. A trust controlled by Mr. Alan Levan is the sole member of Levan Management. I.R.E. Properties is 100% owned by Levan Enterprises, and Levan Enterprises may be deemed to be the controlling shareholder of Florida Partners Corporation. Levan Enterprises is a limited partnership whose sole general partner is Levan General Corp., a corporation 100% owned by Mr. Alan Levan. As a result of these relationships, Mr. Alan Levan may be deemed to control each of I.R.E. Properties, Levan BFC Stock Partners, Levan Enterprises and Florida Partners Corporation and, accordingly, the shares of BFC’s Class B Common Stock beneficially owned by these entities are included in Mr. Alan Levan’s holdings.

(2)	Includes 1,200 shares of BFC’s Class B Common Stock held of record by Mr. Alan Levan’s wife.

(3)	John E. Abdo, BFC’s Vice Chairman, owns 3,273,797 shares of BFC’s Class B Common Stock. Pursuant to an agreement dated June 14, 2002 between Messrs. Alan Levan and Abdo (the “Shareholders Agreement”), Messrs. Alan Levan and Abdo have agreed to vote their shares of BFC’s Class B Common Stock in favor of the election of the other to BFC’s board of directors for so long as they are willing and able to serve as directors of BFC. Additionally, Mr. Abdo has agreed to vote the shares of BFC’s Class B Common Stock that he owns in the same manner as Levan Enterprises votes its shares of BFC’s Class B Common Stock. Accordingly, the holdings of Levan Enterprises and Mr. Alan Levan set forth in the table above include the 3,273,797 shares of BFC’s Class B Common Stock owned by Mr. Abdo. The shares owned by Mr. Abdo are not subject to the Stock Option Agreement described in Item 6. Mr. Abdo has also agreed, subject to certain exceptions, not to transfer certain of his shares of BFC’s Class B Common Stock and to obtain the consent of Mr. Alan Levan prior to the conversion of certain of his shares of BFC’s Class B Common Stock into shares of BFC’s Class A Common Stock.

None of the Reporting Persons nor, to the best of their knowledge, Mr. Alan Levan has effected any transaction in any shares of BFC’s Class B Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Bluegreen

On November 2, 2013, the Reporting Persons and Mr. Alan Levan entered into a Stock Option Agreement with Jarett S. Levan, Mr. Alan Levan’s son, pursuant to which Mr. Jarett Levan was granted an option to purchase the shares of BFC’s Class B Common Stock held by the Reporting Persons and Mr. Alan Levan at the time of Mr. Alan Levan’s death. Unless earlier terminated, this option will become exercisable upon Mr. Alan Levan’s death and will generally be exercisable for a period of 60 days thereafter. In addition, pursuant to the terms of the Stock Option Agreement, to the extent that any Reporting Person or Mr. Alan Levan holds any options or rights to purchase shares of BFC’s Class B Common Stock at the time of Mr. Alan Levan’s death (collectively, “Purchase Rights”) and the Reporting Person or Mr. Alan Levan’s estate, as the case may be, exercises a Purchase Right following Mr. Alan Levan’s death, Mr. Jarett Levan will have the option to purchase from the Reporting Person or Mr. Alan Levan’s estate, as the case may be, the shares of BFC’s Class B Common Stock so acquired upon exercise of the Purchase Right. Unless earlier terminated, this option will become exercisable upon such time, if any, as the underlying Purchase Right is exercised by a Reporting Person or Mr. Alan Levan’s estate and will generally be exercisable for a period of 60 days thereafter. Each option granted to Mr. Jarett Levan has an exercise price equal to market price of BFC’s Class B Common Stock, which for purposes of the Stock Option Agreement is generally defined as the average of the daily closing prices of a share of BFC’s Class A Common Stock for the ninety trading days period preceding the date on which the option becomes exercisable.

The Stock Option Agreement may be terminated by any party at any time. Upon any such termination, the options granted under the Stock Option Agreement will become null and void. Prior to the exercise of the options, Mr. Jarett Levan has no rights or powers, including, without limitation, voting or investment power, with respect to the shares covered by the options and (ii) all such rights and powers will remain vested in the Reporting Persons and Mr. Alan Levan or his estate, as applicable. The Stock Option Agreement does not prohibit or restrict in any way the right of the Reporting Persons and Mr. Alan Levan to dispose of some or all of the shares of BFC’s Class B Common Stock owned by them or to take any other actions with respect to the shares.

Other than the Stock Option Agreement (to the extent the options granted thereby are exercised in the future) and the Shareholders Agreement described in Item 5, none of the Reporting Persons nor, to the best of their knowledge, Alan B. Levan has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of BFC, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer. However, as previously disclosed, Messrs. Alan Levan and John Abdo intend to vote all of the shares of BFC’s Class A Common Stock and Class B Common Stock beneficially owned by them in favor of the currently proposed merger between BFC and BBX Capital Corporation, although they do not have any binding agreement to do so.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of December 2, 2013, by and between I.R.E. Properties, Inc., Levan Enterprises, Ltd., Florida Partners Corporation and Levan BFC Stock Partners LP

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2013

Date

I.R.E. Properties, Inc.

/s/ Alan B. Levan

Signature

Alan B. Levan/President

Name/Title

Levan Enterprises, Ltd.

By: Levan General Corp.,

its general partner

/s/ Alan B. Levan

Signature

Alan B. Levan/President

Name/Title

Florida Partners Corporation

/s/ Alan B. Levan

Signature

Alan B. Levan/President

Name/Title

Levan BFC Stock Partners LP

By: Levan Management LLC

its general partner

/s/ Alan B. Levan

Signature

Alan B. Levan/President

Name/Title